Exhibit 99.1

ASX RELEASE | July 19, 2018 | ASX:PLL; NASDAQ:PLLL

SCOPING STUDY DELIVERS OUTSTANDING RESULTS

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to report the results of the Company’s Scoping Study for its vertically-integrated Piedmont Lithium Project (“Project”) located within the Carolina Tin-Spodumene Belt in North Carolina, USA (“TSB”).  The Project includes a lithium hydroxide chemical plant (“Chemical Plant”) supplied with spodumene concentrate from an open pit mine and concentrator (“Mine/Concentrator”).

The Project has compelling projected economics due to low initial capital, early spodumene concentrate sales, attractive capital and operating costs, short transportation distances, minimal royalties and low corporate income taxes.  The Project meets an important strategic need for domestic US lithium production and will confer substantial economic benefits on the local region.

Scoping Study Parameters – Cautionary Statements

The Scoping Study referred to in this announcement has been undertaken to determine the potential viability of an open pit mine, spodumene concentrator and lithium hydroxide plant constructed in North Carolina, USA and to reach a decision to proceed with more definitive studies. The Scoping Study has been prepared to an accuracy level of ±35%. The results should not be considered a profit forecast or production forecast.

The Scoping Study is a preliminary technical and economic study of the potential viability of the vertically-integrated Piedmont Lithium Project. In accordance with the ASX Listing Rules, the Company advises it is based on low-level technical and economic assessments that are not sufficient to support the estimation of Ore Reserves. Further evaluation work including infill drilling and appropriate studies are required before Piedmont will be able to estimate any Ore Reserves or to provide any assurance of an economic development case.

Approximately 55% of the total production target is in the Indicated Mineral Resource category with 45% in the Inferred Mineral Resource category. 100% of the production target in years 1-2 and 70% of the production target in years 3-6 are in the Indicated Mineral Resource category. The Company has concluded that it has reasonable grounds for disclosing a production target which includes an amount of Inferred material. However, there is a low level of geological confidence associated with Inferred Mineral Resources and there is no certainty that further exploration work (including infill drilling) on the Piedmont deposit will result in the determination of additional Indicated Mineral Resources or that the production target itself will be realised.

The Scoping Study is based on the material assumptions outlined elsewhere in this announcement. These include assumptions about the availability of funding. While Piedmont considers all the material assumptions to be based on reasonable grounds, there is no certainty that they will prove to be correct or that the range of outcomes indicated by the Scoping Study will be achieved.

To achieve the range outcomes indicated in the Scoping Study, additional funding will likely be required. Investors should note that there is no certainty that Piedmont will be able to raise funding when needed. It is also possible that such funding may only be available on terms that dilute or otherwise affect the value of the Piedmont’s existing shares. It is also possible that Piedmont could pursue other ‘value realisation’ strategies such as sale, partial sale, or joint venture of the Project. If it does, this could materially reduce Piedmont’s proportionate ownership of the Project.

The Company has concluded it has a reasonable basis for providing the forward-looking statements included in this announcement and believes that it has a reasonable basis to expect it will be able to fund the development of the Project. Given the uncertainties involved, investors should not make any investment decisions based solely on the results of the Scoping Study.

EXECUTIVE SUMMARY

Piedmont is pleased to report the results of the Scoping Study for its vertically integrated lithium hydroxide chemical project located in the Carolina Tin-Spodumene Belt in North Carolina, USA.  The Scoping Study includes a 22,700 tonne per year Chemical Plant supported by a Mine/Concentrator producing 170,000 tonnes per year of 6% Li2O low-iron spodumene concentrate.

•	Integrated project to produce 22,700 tonnes per year of lithium hydroxide

•	Initial 13-year mine life with 2 years of concentrate sales and 11 years of integrated operation

•	Staged development to minimise up-front capital requirements and equity dilution

o	Stage 1 initial capex of US$91mm for the Mine/Concentrator (excluding contingency)

o	Stage 2 capex for Chemical Plant funded largely by internal cash flow

•	Estimated 1st quartile lithium hydroxide operating costs of US$3,960/t

•	Conventional technology selection in all project aspects

•	Steady state EBITDA of US$220mm annually with steady-state after-tax cash flow of US$170-180mm

•	Estimated after-tax IRR of 56% and NPV8% of US$777mm, with ~2-year payback

•	Upside opportunities include project life extension and by-product monetisation

The Scoping Study contemplates a staged development approach to minimise start-up risk and up‑front capital requirements, with revenue from open-market spodumene concentrate sales in the Project’s initial years helping defray capital requirements for the Chemical Plant.

The Scoping Study demonstrates the compelling economics of the prospective integrated Project, highlighted by low operating costs, high after-tax margins and strong free cash flow.

First-Quartile Operating Costs

The integrated Piedmont project is projected to have an average life of project cash operating cost of approximately US$3,960 per tonne, positioning Piedmont as the industry’s lowest-cost producer as reflected in the 2018 lithium hydroxide cost curve provided by Roskill in Figure 1.

Figure 1 – Lithium hydroxide 2018 cost curve (Source – Roskill)

Attractive After-Tax Margins and Free Cash Flow

Low operating costs, low royalties, and low corporate tax rates potentially allow Piedmont to achieve after-tax margins approaching US$8,900 per tonne, or approximately 64%.  The Project generates an estimated US$8,650 per tonne of free cash flow during life-of-mine operations after construction of the Chemical Plant.

Figure 2 – After tax free cash flow on lithium hydroxide sales during life-of-mine operations

Staged Development Approach Minimises Equity Dilution

The Scoping Study contemplates a staged development approach to minimise start-up risk and up-front capital requirements, with revenue from open-market sales of spodumene concentrate in the Project’s initial years helping defray capital requirements for the Chemical Plant. After-tax free cash flow of approximately US$128 million is expected to be generated prior to the construction of the Chemical Plant, and an additional US$108 million of operating cash flow from concentrate sales is expected to be generated during the Chemical Plant’s ramp-up.

The establishment of positive cash flow from spodumene concentrate sales will position Piedmont to attract financing on terms not available to greenfield developments, including access to the US corporate bond market.  This is expected to lead to lower costs of capital when financing the Chemical Plant, and to allow Piedmont to minimise equity dilution to the Company’s shareholders.

Conclusions and Next Steps

The Scoping Study demonstrates the integrated Project’s strong commercial potential, centred on very low operating and capital costs, and the staged development puts Piedmont in a strong position to engage in discussions around future financing of the Project, including with prospective strategic and off-take partners.

Piedmont will now move forward with a Pre-Feasibility Study (“PFS”) targeted for completion early in 2019.  The Company will undertake the following work in developing the PFS:

•	A previously announced By-product Study to examine the potential to enhance Project economics through the recovery and monetisation of by-product quartz, feldspar and mica

•	Additional drilling on the Core property to potentially extend mine and project life by converting the previously announced current Exploration Target into a Mineral Resource

•	Metallurgical studies including the evaluation of the potential for a Dense Medium Separation (“DMS”) before the flotation circuit to further enhance operating costs in the Concentrator

•	Continued expansion of the Company’s land position in the TSB with a focus on areas of high mineral prospectivity

Keith D. Phillips, President and Chief Executive Officer, said, “We are very pleased with the results of the Scoping Study.  The economic benefit of developing an integrated lithium chemical business in North Carolina, USA is now clear, driven by the exceptional infrastructure and human resource advantages of our location, as well as the competitive royalty and tax regime offered in the United States. We look forward to an exciting period ahead as we work to enhance the Project even further through continued growth in our resource base and project life, and the evaluation of potential by-product credits”.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

SCOPING STUDY RESULTS

The Scoping Study is based on the maiden Mineral Resource Estimate for the Piedmont Lithium Project reported in June 2018, comprising 16.2Mt grading at 1.12% Li2O.

The Scoping Study assumes a lithium hydroxide chemical plant production life of 11 years commencing in year 3 of mining operations.  The ramp up period for Chemical Plant operations is estimated to achieve nameplate capacity after a 3 year ramp up period.  The mining production target is approximately 13.3Mt at an average run of mine grade of 1.04% Li2O (diluted) over a 13 year mine life.  Table 1 provides a summary of production and cost figures for the integrated project.

Table 1: Piedmont Lithium Project – Life of Mine (“LOM”) Integrated Project	Unit	Estimated Value
PHYSICAL – MINE/CONCENTRATOR
Mine life	years	13
Steady-state annual spodumene concentrate production	tpy	170,000
LOM spodumene concentrate production	t	1,950,000
LOM feed grade (excluding dilution)%		1.12
LOM average concentrate grade	%	6.0
LOM average process recovery	%	85
LOM average strip ratio	waste:ore	8.2:1
PHYSICAL – LITHIUM CHEMICAL PLANT
Steady-state annual lithium hydroxide production	tpy	22,700
LOM lithium hydroxide production	t	206,000
LOM concentrate supplied from mining operations	t	1,300,000
Chemical Plant life	years	11
Commencement of lithium hydroxide chemical production	year	3
OPERATING AND CAPITAL COSTS – INTEGRATED PROJECT
Average LiOH production cash costs using self-supplied concentrate	US$/t	$3,960
Mine/Concentrator – Direct development capital	US$mm	$61.0
Mine/Concentrator – Owner’s costs	US$mm	$11.0
Mine/Concentrator – Land acquisition costs	US$mm	$18.9
Mine/Concentrator – Contingency	US$mm	$18.8
Mine/Concentrator – Sustaining and deferred capital	US$mm	$19.6
Chemical Plant - Direct development capital	US$mm	$252.6
Chemical Plant – Owner’s costs	US$mm	$12.1
Chemical Plant - Contingency[1]	US$mm	$79.4
Chemical Plant – Sustaining and deferred capital	US$mm	$37.9
FINANCIAL PERFORMANCE – INTEGRATED PROJECT – LIFE OF PROJECT
Annual steady state EBITDA	US$mmpy	$220
Annual steady state after-tax cash flow	US$mmpy	$170-$180
Net operating cash flow after tax	US$mm	$1,975
Free cash flow after capital costs	US$mm	$1,475
After tax Internal Rate of Return (IRR)%		56
After tax Net Present Value (NPV) @ 8% discount rate	US$mm	$777
Notes:
1.	Contingency was applied to all direct and indirect costs at a rate of 20% (Mine/Concentrator) and 30% (Chemical Plant).

Project Overview

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) holds a 100% interest in the Piedmont Lithium Project located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

The Project was originally explored by Lithium Corporation of America which was eventually acquired by FMC Corporation (“FMC”).  A Canadian exploration company, North Arrow Minerals, completed a 19-drill hole, 2,544 metre exploration drill program on the property in 2009-2010.

The Company has completed three drill campaigns on the project totalling 229 drill holes and 35,293 metres of drilling.

Piedmont, through its 100% owned U.S. subsidiary, Piedmont Lithium Inc., has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 1,200 acres of surface property and the associated mineral rights.  The Company also controls a 60-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned Chemical Plant.

Figure 3 - Piedmont Lithium Project located within the TSB

Scoping Study Consultants

The Study uses information and assumptions provided by a range of independent consultants, including the following consultants who have contributed to key components of the Scoping Study.

Table 2: Piedmont Lithium Project Scoping Study Consultants
Consultant	Scope of Work
CSA Global Pty Ltd	Resource estimation
North Carolina State University’s Minerals Research Laboratory	Metallurgical testwork
Hazen Research, Inc.	Metallurgical assays
CSA Global Pty Ltd	Mine design and scheduling
Primero Group	Process engineering and infrastructure
HDR Engineering	Permitting, environment, and social studies
Johnston, Allison, and Hord	Land title and legal
Global Lithium	Marketability

Geology and Mineral Resource Estimate

Regionally, the TSB extends for 40 kilometres along the litho-tectonic boundary between the Inner Piedmont and Kings Mountain belts.  The mineralised pegmatites are thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite Figure 4, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as lithium (Li) and tin (Sn).  The dikes are considered to be unzoned.

Figure 4 - Regional Location Map

On June 14, 2018 the Company announced a maiden Mineral Resource Estimate prepared by independent consultants CSA Global Pty Ltd in accordance with JORC Code (2012 Edition).

Table 3: Mineral Resource Estimate for the Piedmont Lithium Project (0.4% cut-off)
Category	Resource (Mt)	Grade (Li2O%)	Li2O (t)	LCE (t)
Indicated	8.50	1.15	98,000	242,000
Inferred	7.70	1.09	84,000	208,000
Total	16.19	1.12	182,000	450,000

Within the Project, spodumene pegmatites are hosted in a fine to medium grained, weakly to moderately foliated, biotite, hornblende, quartz feldspar gneiss or commonly referred to as amphibolite.  The spodumene pegmatites range from fine grained (aplite) to very coarse-grained pegmatite with primary mineralogy consisting of spodumene, quartz, plagioclase, potassium-feldspar and muscovite.

Three main zones of mineralisation have been extensively drilled leading to Indicated and Inferred Mineral Resource classifications.  The largest is in the western portion of the property, known as the B-G Corridor (Figure 5), where close spaced drilling has identified mineralisation for 1,400 metres along strike and to a depth of 150 to 200 metres below surface.  This corridor accounts for 54% of the total resource reported.

The F Corridor is the second largest area of mineralisation (Figure 5) and accounts for 30% of the total resource reported.  This corridor is located along the eastern portion of the property and also consists of multiple pegmatite dikes, these dikes have been drilled for 750 metres along strike and 150 to 200 metres below surface.

The third area, known as the S Corridor (Figure 5), is divided into two zones of mineralisation and accounts for the remaining 16% of the total resource reported.

Figure 5 - Plan View of Core Property Showing Drill Hole Locations, Resource, and Resource Shell

Mining and Production Target

Independent consultants CSA Global Pty Ltd utilised Whittle™ software to generate a series of economic pit shells using the Mineral Resource block model and input parameters as agreed by Piedmont.  Overall slope angles were estimated in conjunction with the Company using batter and berm configurations from a nearby former hard rock lithium mine site.

Overall slope angles of 45 degrees were estimated for overburden and oxide material.  Overall slope angles of 52 degrees were estimated for fresh material which includes a ramp width of 24.8 metres.

Production schedules were prepared for the Project based on the following parameters:

•	A targeted process plant output of 160-190kt per year of 6.0% Li2O spodumene concentrate

•	Plant throughput of 1.20Mt per year

•	Six-month plant commissioning and ramp up in Year 1

•	Mining dilution of 10%

•	Mine recovery of 95%

•	Processing recovery of 85%

•	A mining sequence targeting maximised utilisation of Indicated Mineral Resources at the front end of the schedule

Pit optimisations were completed by CSA Global to produce a production schedule on an annual basis, resulting in a total production target of approximately 1.95Mt of concentrate, averaging approximately 160,000 tonnes of concentrate per year over the 13-year mine life. This equates to an average of 1,110,000 tonnes of ore processed per year, totalling approximately 13.3Mt of run-of-mine (“ROM”) ore at an average ROM grade (after dilution) of 1.04% Li2O over the 13-year mine life.  Table 4 shows the production schedule.

Table 4: Annual Mine Production Schedule
Year	ROM Tonnes Processed (kt)	Waste Tonnes Mined (kt)	Stripping Ratio (W:O t:t)	ROM Li2O Diluted Grade (% )	Tonnes of Concentrate (kt)
1	600	5,300	5.8	1.13	96.2
2	1,200	6,500	4.3	1.19	202.5
3	1,200	16,700	13.7	0.94	161.1
4	1,200	8,200	8.3	0.97	165.2
5	1,200	7,800	6.0	1.06	180.9
6	1,200	9,100	7.8	1.05	178.0
7	1,200	9,500	11.9	0.92	156.7
8	1,200	8,400	4.5	1.11	189.3
9	1,200	15,200	19.8	0.99	168.0
10	1,200	14,800	12.1	1.00	170.7
11	1,200	8,300	5.6	1.05	178.8
12	710	200	2.4	1.08	108.2
Total	13,310	110,000	8.2	1.04	1,953.8

Multiple sequence scenarios were evaluated, including scenarios which provided for low strip, high yield ratios early in the mining schedule followed by even strip ratios to level equipment requirements.  Further mine sequencing optimisation will be undertaken during the PFS.

The Study assumes a lithium Chemical Plant production life of 11 years, commencing in year 3 of mining operations. Of the total production target of 1.95 million tonnes of concentrate, approximately 0.64 million tonnes of concentrate will be sold to third parties during years 1 to 5 of mining operations and approximately 1.32 million tonnes will be supplied to Piedmont’s Chemical Plant for conversion into lithium hydroxide during years 3 to 13 of mining operations, resulting in a total production target of approximately 206,000 tonnes of lithium hydroxide, averaging approximately 18,800 tonnes of lithium hydroxide per year over the 11-year production life.

There is significant opportunity to increase the mine life beyond 13 years by discovery of additional resources within the TSB within a reasonable trucking distance to the proposed concentrator.

The Scoping Study contemplates a contract mining strategy with management and processing retained by Piedmont personnel.  A contract-mined versus owner-operated mining operation will be evaluated in the PFS.

Figure 6 - Mine Site Plan Showing Exploration Target

The mine design is based on an open pit concept assuming the following wall design configuration for oxide and overburden material in this Study:

•	Batter face angle of 60 degrees

•	Batter height of 10 vertical metres

•	Berm width of 6 metres

•	Overall slope angle of 45 degrees

The following wall design configuration was used for fresh material in this Study:

•	Batter face angle of 80 degrees

•	Batter height of 12.2 vertical metres (40 ft.)

•	Berm width of 6.1 metres (20 ft.)

•	Overall slope angle of 52 degrees, which includes a ramp width of 24.8 metres (80 ft.)

Figure 7 – Representation of the Piedmont pit wall design based on wall design configuration assumptions

Waste Management

Waste rock dumps have been designed to contain approximately 50% of all pit waste and have an overall slope angle of 20 degrees.  The remaining waste rock is assumed to be placed in pit backfill once final pit voids have been defined.  Filter cake from the concentrator will be conveyed to the waste rock dumps via belt conveyor and co-disposed with waste rock.

Metallurgy

Piedmont engaged North Carolina State University’s Minerals Research Laboratory (“MRL”) to conduct a comprehensive bench-scale testwork and optimisation program on samples obtained from the Company’s Core land area.  The objective of the testwork program was to develop optimised conditions for spodumene flotation and magnetic separation for both grade and recovery which would then be applied to future testwork.

MRL modelled the testwork flowsheet based on historical research which MRL had previously performed on TSB pegmatites.  Over 70 flotation and magnetic separation tests were performed to optimize the process to produce spodumene concentrate with >6.0% Li2O and <1.0% Fe2O3.  These tests used four metallurgical composite samples from different corridors of the Piedmont Core Property.  The samples were labelled as B, F, F2, and G with Li2O grades of 1.62%, 1.22%, 1.38%, and 1.32%, respectively

The range of concentrate results achieved under optimised conditions are reported in Table 5 below.

Table 5: Final Spodumene Concentrate Obtained from Flotation Followed by Magnetic Separation of Four Piedmont Ore Samples
Stream	Mass Pull (%)	Li2O Performance		Fe2O3 (%)
		Grade (%)	Distribution (%)
Spodumene Final Concentrate	14.0-19.0	6.0-6.5	71.3-82.4	0.66-0.76

Tailings performance results achieved under optimised conditions are reported in Table 6.

Table 6: Tailings Bench Scale Test Performance Ranges
Stream	Mass Pull (%)	Li2O Performance			Fe2O3 (%)
		Grade (%)	Distribution (%)	Cumulative Distribution (%)
Final Magnetic Tailings	1.0-1.8	3.36-4.69	3.0-4.8	3.0-4.8	8.62-13.70
Scavenger Tailings	52.7-59.4	0.02-0.03	0.9-1.2	4.0-5.8	0.08-0.11
-20 micron Tailings	7.4-10.7	1.05-1.55	7.5-9.0	12.2-14.2

Preliminary Heavy Liquid Separation (HLS) testwork was completed as part of MRL’s initial testwork program.  Table 7 shows the potential for final concentrate products from a DMS circuit based on various feed top sizes.  These results have not been incorporated into this initial Scoping Study.  The DMS trade-off studies will be undertaken as part of future phases of study.

Table 7: HLS Results - 2.95 Sink Products at Varying Feed Top Sizes
Top Size (mm)	Bottom Size (mm)	Weight (%)	Li2O (%)	Fe2O3 (%)	Recovery (%)
12.7	0.5	6.9	5.04	2.78	30.11
9.5	0.5	7.4	5.37	2.53	34.13
6.35	0.5	9.3	5.75	1.99	45.89
3.35	0.5	12.7	6.09	1.73	62.80

Process Design

The concentrator process design is based on the MRL testwork and the historical practices of neighbouring mines.  Future study will evaluate the opportunity to enhance the flowsheet through the addition of DMS and potential for by-products recovery.

The basic process flow is described below and shown schematically in Figure 8:

•	ROM trucks will deliver ore to the ROM pad and truck dump

•	Ore will be reduced in primary sizing via a jaw crusher

•	Further reduction of ROM ore will be achieved in closed-circuit crushing using a secondary cone crusher

•	Sized ore will be stockpiled in an open stockpile

•	Optical sorting will be used to separate dilute material from sized ore. Optical sort product will be further sized for liberation and to feed the ball mill. Optical sort rejects will go to waste.

•	Sorted and sized ROM ore will be milled to a nominal size of minus 300 microns.

•	Milled ore will be deslimed at approximately 20 microns.

•	Deslimed ore will be scrubbed in high density attrition scrubbers, deslimed, and conditioned for flotation feed.

•	Spodumene will be recovered to concentrate via rougher flotation, 1st cleaner, 2nd cleaner, and 3rd cleaner flotation. Internal streams from cleaner flotation will be recycled.

•	Spodumene rougher tailings will be re-processed in scavenger flotation. Scavenger concentrate will be recycled. Scavenger tailings will report to the tailings thickener.

•
3rd cleaner spodumene concentrate will be processed in Wet High Intensity Magnetic Separators (WHIMS) for iron removal. A secondary WHIMS circuit will be used to recover spodumene concentrate from magnetic tailings.

•	The final WHIMS concentrate product will report to the concentrate thickener and to final concentrate product. Magnetic tailings will report to the tailings thickener.

Figure 8 – Proposed Spodumene Concentrator Flowsheet

After review of multiple conventional and novel lithium conversion techniques, Piedmont proposes to use a direct-to-hydroxide conversion approach in its Chemical Plant.  This process has been developed within the Chinese lithium industry and is also under construction at Tianqi Lithium Australia’s Kwinana lithium refinery.

Piedmont selected the direct-to-hydroxide process based on an analysis of various process alternatives taking into consideration capital and operating costs, total economic return, technology risk, and other factors.

The Chemical Plant will focus on the maximisation of production of battery grade quality lithium hydroxide monohydrate but will maintain future optionality to produce lithium carbonate products.

Generally, the process flowsheet will include:

•	Decrepitation of α-spodumene to β-spodumene

•	Comminution of β-spodumene

•	Acid roasting of β-spodumene to produce lithium sulphate

•	Reaction with caustic to generate lithium hydroxide solution

•	Purification and crystallisation steps to remove sodium sulphate and impurities

•	Drying and packaging

Figure 9 – Proposed Lithium Hydroxide Chemical Plant Flowsheet

Lithium conversion testwork is expected to commence in the second half of 2018.  Piedmont will evaluate multiple decrepitation techniques using proven technologies.

Site Plans

Mining Operations

A preliminary integrated site plan including mining operations, waste disposal, and concentrator was developed by Primero Group during the course of this Study.  The Site plan will be refined in future study phases.  Additional drilling of current exploration targets is required as well as condemnation drilling of planned waste rock stockpile and concentrator locations.

The site plan has been designed to avoid major drainage features and any flood zones.  Optimisation of mine sequence, pit shells, waste placement, drainage, erosion and sediment control and permit design will be undertaken during the PFS.

Figure 10 – Overall Mine/Concentrator Site Plan

The concentrator is located to the northwest of the planned open pits.  The selected site is expected to be non-mineralised based on preliminary data, and this will be confirmed with condemnation drilling during the PFS.

Run-of-mine ore will be delivered to the ROM pad via haul truck.  Primary and secondary crushing operations will take place in independent enclosed structures.  A secondary stockpile will be reclaimed to optical sorting and tertiary crushing buildings.

The main concentrator structure will feature modular construction of the process plant within a pre-engineered building structure.  Concentrate will be stockpiled in covered storage and reclaimed to the Chemical Plant, rail siding, or direct to port via on-road haul trucks.

Concentrator Site

Figure 11 – Piedmont Lithium Concentrator Plot Plan

Chemical Plant Site

Piedmont has secured a 60.6-acre property in King’s Mountain, North Carolina as a proposed site for the Chemical Plant.  The site is a 20.3 mile truck haul from the planned mine site and is accessible by a combination of NC state highways, US-highways, and US Interstate.

A site plan for the Chemical Plant was not developed as part of the Scoping Study.  Layout design will start during the PFS.

Figure 12 – Location of Proposed Piedmont Lithium Chemical Plant

Infrastructure

The Piedmont Lithium Project holds a superior infrastructure position relative to many mining projects globally.  The proposed mine site is approximately 25 miles west of Charlotte, North Carolina.  The mine site is directly accessible by multiple state highways and is in close proximity to US Highway 321 and US Interstate I-85.

The project has close access to Class I railroads Norfolk Southern and CSX Transportation.  These are the two largest rail operators in the Eastern United States and have main lines which are 20 miles and 4 miles from the mine site, respectively.

The proposed Chemical Plant site is immediately proximate to the Norfolk Southern railroad, with the main rail line easement immediately adjacent to Piedmont’s Chemical Plant site.  A short line railroad operated by Progressive Rail, connects the Class-I railroads in Gastonia, NC.

The Mine/Concentrator and Chemical Plant sites are in proximity to four (4) major US ports:

•	Charleston, SC	-	197 miles
•	Wilmington, NC	-	208 miles
•	Savannah, GA	-	226 miles
•	Norfolk, VA	-	296 miles

Charlotte-Douglas International Airport is 19.8 miles from the mine site and 31.7 miles from the proposed Chemical Plant site.  It is the 6th largest airport in the United States and has direct international routes to Canada, the Caribbean, South America, and Europe.

Figure 13 – Piedmont Project Locations Showing Regional Infrastructure

Temporary or permanent camp facilities will not be required as part of the project.  According to information provided by Gaston County Economic Development Commission (EDC) over 26% of the labour force is employed in manufacturing.

FMC Corporation and Albemarle lithium chemical plants are in close proximity to the proposed Piedmont operations, and the local region is well serviced by fabrication, maintenance, and technical service contractors experienced in the sector.

Logistics

Most spodumene concentrate produced by Piedmont will be consumed by the Piedmont Chemical Plant.  A US$6.00/t cost is included in the financial model for transport between the Mine/Concentrator and Chemical Plant which is based on a US$1.25/t haul charge for the first mile and US$0.25/t per additional mile.  It is a 20-mile truck haul between sites.

Figure 14 – Logistics Plan for Lithium Hydroxide Distribution from Piedmont Lithium

Environmental and Social Impact Assessment

HDR Engineering has been retained by Piedmont to support permitting activities on the project.  HDR completed a critical issues analysis of the Project in February 2018 which identified the various local, state, and federal permits which will be required to commence mining and concentrator activities.

Threatened and endangered species and habitat surveys were started in February 2018 and are expected to conclude by the end of summer 2018.  To date no instance of threatened or endangered species has been noted.

Baseline activities required to submit a 404 permit were started in April 2018 and wetlands inventory work was completed in May 2018.  A jurisdictional determination request was submitted to the US ACE in May 2018.

Monitoring, observations and pump wells were installed on the property in June and July 2018.  Observations and pump tests will commence in July 2018.

Piedmont has authorised HDR to undertake a detailed cultural survey of the site at the request of the North Carolina State Historical Preservation Office (SHPO).

HDR will start a 404 permit application and mining permit application process upon completion of this Scoping Study.

Piedmont’s overall permitting timeline for the mine and concentrator is shown in Table 8.

Table 8: Estimated Permitting Timeline for Piedmont Lithium's Mine / Concentrator
	2018												2019
Task	J	F	M	A	M	J	J	A	S	O	N	D	J	F	M	A	M	J	J	A	S	O	N	D
Critical Issues Analysis
Stream and Wetland Delineation
Threatened and Endangered Species Survey
Baseline Surface Water Sampling
Groundwater Sampling and Analysis
404 Permit Application Preparation
404 Permit Review and Approval Process
Mining Permit Application Preparation
Mining Permit Review and Approval

HDR performed a fatal flaw analysis of the proposed Chemical Plant site including a one-day site survey.  The proposed site is already zoned heavy-industrial.  HDR will perform a Critical Issues Analysis of the proposed Chemical Plant within the second half of 2018.

Regionally, North Carolina was named by Forbes Magazine as the #1 state for business in 2017.  Piedmont has initiated discussion with the Gaston County Economic Development Commission (EDC) to assist in coordination of permitting and interface with utility and rail providers.  Gaston County local government actively recruits manufacturing businesses to the region.  The county relies heavily on manufacturing for employment (26%) and is generally expected to support the vertically-integrated project.

Marketing

Lithium Demand Outlook

Forecasted growth in both global lithium demand and supply varies among analysts and industry experts.  Roskill forecasts overall growth in lithium consumption to average 15.3% per year to 2027 (Roskill’s Base-Case Scenario).

Consumption of lithium will continue to be driven by the rechargeable battery sector, which is forecast to register 22.4 % per year growth through to 2027 (Roskill).

Global Lithium, LLC projects sustained relatively firm lithium hydroxide pricing over the next five to seven years based on the consensus opinion of lithium producers, purchasers and industry experts that lithium demand will grow a minimum of 300% between 2017 and 2025.  Lithium hydroxide is expected to be the fastest growing segment of the market based on the growth of high nickel cathode for E-Transportation (Global Lithium).

Lithium Supply Outlook

Outlook for supply varies between analyst and industry expert projections.  In the mid-term, strong demand growth, driven by the lithium-ion battery industry, is forecast to reduce the oversupply of refined lithium into the mid-2020s, with markets for specific battery grade materials expected to once again become particularly tight. Significant volumes of additional refined lithium supply will be required in the long term, particularly during the period between 2025 and 2027. Forecast refined lithium capacity is expected to be sufficient to meet demand growth, though historically capacity utilisation has rarely exceeded 75%. If a similar capacity utilisation is applied to forecast capacity, it suggests refined lithium capacity will be insufficient to meet demand in 2027 (Roskill) (Figure 15).

Global Lithium, however, forecasts that at no point between 2016 and 2025 is capacity utilisation below 90% (Figure 16).  Global Lithium’s demand estimate is lower than many others and the consensus average. It should be noted that a portion of capacity additions will not be of sufficient quality to be used in battery applications further exacerbating a tight supply situation (Global Lithium).

Figure 15 – Forecasted Refined Lithium Output and Consumption (Roskill)

Figure 16 – Lithium Supply and Demand 2016-2025 (Global Lithium)

Marketing Strategy

Piedmont is focusing on initial entry into the lithium market through high quality, low iron spodumene concentrate sales to third party chemical plant operations.  Piedmont’s focus on quality will allow the business to compete with other concentrate producers while development of Piedmont’s Chemical Plant is ongoing.

Production from Piedmont’s Chemical Plant will be targeted to the battery-grade quality lithium hydroxide market.  Hydroxide is required for the higher-nickel chemistry batteries the market is transitioning toward, so demand for hydroxide is expected to grow far faster than carbonate demand, and a pricing premium is generally projected to be sustainable over the forecast period.  It is noted that testwork of Piedmont concentrate and lithium chemicals and the market assessments of those products are being conducted in parallel to enable Piedmont to capitalise on future growth in the demand for battery materials.

Product Pricing

Market forecasts for lithium hydroxide prices vary between industry analysts, available market data, and consultants.  Piedmont has consulted the price forecasts of several industry analysts, including Global Lithium (Figure 17) and Roskill (Figure 18).  Based on the range of price forecasts presented, Piedmont has estimated an average lithium hydroxide price of US$14,000/t.

Figure 17 – Lithium Chemical Price Forecast (Global Lithium)

Figure 18 - Lithium Chemical Price Forecast (Roskill)

Market forecasts for 6.0% spodumene concentrate prices vary widely.  Current prices as of Q2 2018 remained above US$870/t (Benchmark Minerals).

Piedmont consulted a range of spodumene concentrate prices from various industry analysts and recent studies (Table 9).  The LOM average price assumption for 6.0% Li2O concentrate used in this Scoping Study is US$685/t based on a gradually decreasing price over time.

Table 9: Price Forecasts for 6.0% Li2O Spodumene Concentrate (US$/tonne)
Forecast	2019	2020	2021	2022	2023	2024	2025
Roskill	$861	$751	$644	$540	$538	$536	$534
Canaccord	$834	$740	$761	$748	$810	$810	$842
Morgan Stanley (FOB)	$795	$602	$518	$544	$555	$566	N/A
UBS	$886	$793	$606	$606	$628	$644	$660
Kidman	$685	$685	$685	$685	$685	$685	$685
Savannah	$685	$685	$685	$685	$685	$685	$685
Minimum	$685	$602	$518	$544	$555	$566	$534
Maximum	$886	$793	$761	$748	$810	$810	$842
Average	$791	$709	$650	$635	$650	$654	$681

Marketability of Piedmont Lithium Products

Piedmont engaged Global Lithium, a specialist consulting firm and information provider for the lithium industry, to assess the marketability of Piedmont Lithium products.

Global Lithium’s assessment is that Piedmont Lithium’s North Carolina project is capable of becoming a world class spodumene mine. In addition, should the output of the mine and the planned chemical plant meet the projected specifications and costs, there should be no issue placing the product in the global spodumene and lithium chemicals market over the next decade.

Development Schedule

Piedmont established an illustrative development timeline in April 2018.  The Scoping Study sets out a potential project development timeline for the Piedmont Lithium Project.  The current development schedule may be impacted by the results of discussions with potential strategic or off-take partners.

Piedmont estimates completion of technical studies within 2019 followed by a construction decision in late-2019.  The development plan targets a 12-month construction timeline with commissioning of the concentrator commencing is Q2 2020 and commercial shipments of spodumene concentrate beginning in Q1 2021.

Further refinement of the project schedule will be undertaken in the PFS.

Table 10: Estimated Development Timeline for the Piedmont Lithium Mine / Concentrator Project
Mine Concentrator Development	2018				2019				2020				2021				2022				2023
Task	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Permitting
Testwork
Scoping - COMPLETE
Pre-Feasibility
Feasibility
Contract Negotiations
Construction
Commissioning
Operations

Piedmont has staged development of the Chemical Plant to create early cash flow from spodumene concentrate sales this will allow time to complete necessary pilot testwork, technical studies, and  project permitting.

The estimated timeline for design and construction of the Chemical Plant may be impacted by the results of discussions with potential strategic or off-take partners.

Table 11: Estimated Development Timeline for the Piedmont Lithium Hydroxide Chemical Plant
Chemical Plant	2018				2019				2020				2021				2022				2023
Task	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Land Acquisition
Permitting
Testwork
Scoping - COMPLETE
Pre-Feasibility
Feasibility
Contract Negotiation
Construction
Commissioning
Operations

Economics

Operating Costs

Piedmont forecasts operating costs for lithium hydroxide based on a self-supply of spodumene concentrate during the life of mining operations.  Excess spodumene concentrate sales during ramp-up of chemical operations are applied as a co-product credit to lithium hydroxide cash costs.  Early spodumene sales prior to Chemical Plant commissioning are excluded from the co-product credits (Figure 19).

Figure 19 – Lithium hydroxide production cash operating costs life of mine

Figure 20 shows the breakdown of lithium hydroxide conversion cash costs, excluding spodumene concentrate supply, by major cost centre.

Figure 20 – Cash costs for lithium hydroxide conversion during steady-state conditions (22,700 tpy)

Cash operating costs for spodumene mining and concentration were estimated at an average of US$ 287/t delivered to the Chemical Plant site in King’s Mountain.  The estimated cost is inclusive of G&A associated with mining operations and transportation.  A breakdown of spodumene mining and concentration costs is shown in Figure 21.

Figure 21 – Cash operating costs for spodumene concentrate life of mine ($/t) (160,000tpy)

Capital Costs

Piedmont estimates the capital cost to construct the mine and concentrator at US$61.0 million, excluding contingency, land expenses, and Owner’s costs.  Table 12 highlights the total estimated capital expenditures for the Mine/Concentrator.  A 20% contingency has been carried on all costs in the economic modelling of the Mine/Concentrator project.

Table 12 Mine/Concentrator Estimated Capital Costs
Cost Centre	Life-of-mine total (US$ million)
Mining	$2.6
Process Plant	$45.4
Non-Process Infrastructure	$2.6
Contractor Indirects	$8.9
Spares and commissioning	$1.5
Total	$61.0
Land acquisition	$18.9
Owner’s Costs	$11.0
Contingency	$18.8
Total Development Capital	$109.7
Deferred and sustaining capital	$19.6

Piedmont estimates the capital cost to construct the Chemical Plant at US$253M before Owner’s Costs and Contingency.  A contingency of 30% has been carried in the economic modelling of the Chemical Plant project.  Approximately US$165 million of the total development capital required to construct the Chemical Plant is expected to be funded by free cash flows from sales of spodumene concentrate in early years.

Table 13 Lithium Hydroxide Chemical Plant Estimated Capital Costs
Cost Centre	Life-of-mine total (US$ million)
Contractor directs – Chemical Plant	$208.4
Contractor indirects	$37.5
Spares and commissioning	$6.7
Total	$252.6
Owner’s Costs	$12.1
Contingency	$79.4
Total Development Capital	$344.1
Development Capital to be funded from free cash flows	$165.0
Development Capital to be funded from additional sources	$179.1
Deferred and sustaining capital	$37.9

Royalties, Taxes, Depreciation, and Depletion

The Scoping Study project economics include the following key parameters related to royalties, tax, depreciation, and depletion allowances.

•	Royalties are US$1.00 per ROM tonne based on the average land option agreement

•	North Carolina state corporate taxes are 2.5% starting in January 2019

•	Federal tax rate of 21% is applied and state corporate taxes are deductible from this rate

•	Effective base tax rate of 23.03%

•	Depletion allowance of 22% is applied to the spodumene concentrate sales price

•	Depreciation is assumed as 80% within the first year of operations and 50% of the remaining balance in each subsequent year, with a 5% premium occurring in year 2

Financial Modelling

A comprehensive economic model has been prepared which fully integrates Piedmont’s Chemical Plant with its Mine/Concentrator.  The Scoping Study assumes a Chemical Plant production life of 11 years commencing in year 3 of mining operations.  The mining production target is approximately 13.3Mt at an average run of mine grade (diluted) of 1.04% Li2O over a 13-year mine life.  Table 14 provides a summary of production and cost figures for the integrated project.

Table 14: Piedmont Lithium Project – Life of Mine Integrated Project	Unit	Estimated Value
PHYSICAL – MINE/CONCENTRATOR
Mine/Concentrator Life	years	13
Steady-state annual spodumene concentrate production	tpy	170,000
LOM spodumene concentrate production	t	1,950,000
LOM feed grade (excluding dilution)%		1.12
LOM average concentrate grade	%	6.0
LOM average process recovery	%	85
LOM average strip ratio	waste:ore	8.2:1
PHYSICAL – LITHIUM CHEMICAL PLANT
Steady-state annual lithium hydroxide production	tpy	22,700
LOM lithium hydroxide production	t	206,000
LOM concentrate supplied from mining operations	t	1,300,000
Chemical Plant Life	years	11
Commencement of lithium hydroxide chemical production	year	3
OPERATING AND CAPITAL COSTS – INTEGRATED PROJECT
Average LiOH production cash costs using self-supplied concentrate	US$/t	$3,960
Mine/Concentrator - Direct development capital	US$mm	$61.0
Mine/Concentrator - Owner’s costs	US$mm	$11.0
Mine/Concentrator – Land Acquisition Costs	US$mm	$18.9
Mine/Concentrator – Contingency	US$mm	$18.8
Mine/Concentrator – Sustaining and deferred capital	US$mm	$19.6
Chemical Plant - Direct development capital	US$mm	$252.6
Chemical Plant – Owner’s Costs	US$mm	$12.1
Chemical Plant - Contingency[1]	US$mm	$79.4
Chemical Plant – Sustaining and deferred capital	US$mm	$37.9
FINANCIAL PERFORMANCE – INTEGRATED PROJECT – LIFE OF PROJECT
Annual Steady State EBITDA	US$mmpy	$220
Annual Steady State After-Tax Cash Flow	US$mmpy	$170-$180
Net operating cash flow after tax	US$mm	$1,975
Free cash flow after capital costs	US$mm	$1,475
After Tax Internal Rate of Return (IRR)%		56
After Tax Net Present Value (NPV) @ 8% discount rate	US$mm	$777
1.	Contingency was applied to all direct and indirect costs at a rate of 20% (Mine/Concentrator) and 30% (Chemical Plant).

As a sub-project to the vertically-integrated Chemical Plant, Piedmont has modelled the Mine/Concentrator as an independent project.  The cost structures reported in Table 15 below are carried through into the integrated model; whereas the revenue and economic returns are based on a strategy of sales of spodumene concentrate into the open market during life of mine.

It is Piedmont’s stated objective to develop a fully integrated lithium chemical business within the TSB.  The data presented in Table 15 are illustrative only and shown to demonstrate the robustness of a stand-alone mining project.

Table 15: Piedmont Lithium Mine/Concentrator Sub-Project Parameters	Unit	Estimated Value
PHYSICAL – MINE/CONCENTRATOR
Life of project spodumene concentrate production	kt	1,950
Steady-state run-of-mine production	ktpy	1,200
Average annual spodumene concentrate production	tpy	150,000
Steady-state annual spodumene concentrate production	tpy	170,000
LOM feed grade (diluted)%		1.04
LOM average concentrate grade	%	6.0
LOM average process recovery	%	85
Mine Life	Years	13
LOM average strip ratio	waste:ore (t/t)	8.2:1
ECONOMIC – MINE/CONCENTRATOR
Average mine-gate cash operating cost per concentrate tonne	US$/T	$281
Transportation and logistics cost	US$/T	$6
Average sales price	US$/T	$685
Direct development capital	US$mm	$61.0
Owner’s costs	US$mm	$11.0
Land acquisition costs	US$mm	$18.9
Contingency	US$mm	$18.8
Sustaining and deferred capital	US$mm	$19.6
FINANCIAL PERFORMANCE – MINE/CONCENTRATOR
Life of project net operating cash flow after tax	US$mm	$685
Free cash flow after capital costs	US$mm	$567
Internal Rate of Return (IRR)%		97%
Net Present Value (NPV) @ 8% discount rate	US$mm	$355

When evaluated as a stand-alone project, concentrate sales deliver an estimated US$340/t free cash flow during LOM operations (Figure 22).

Figure 22 – Free cash flow from spodumene concentrate sales as a stand-alone project (US$/t)

Payback Period

Payback periods for the Mine/Concentrator and Chemical Plant are 1.9 years and 2.6 years, respectively.  The payback periods are based on free-cash flow, after taxes.

Sensitivity Analyses

The Scoping Study was prepared at a ± 35% level of accuracy to investigate the technical and economic parameters of a fully-integrated lithium chemical operation located within the TSB.  Key inputs into the Study have been tested by the following sensitivities (Table 16).

Table 16: Integrated Lithium Chemical Business Sensitivity Analysis
Test	Opportunity Case	Base Case	Risk Case
Capital Cost	-10%	-	+20%
Product Pricing	+20%	-	-30%
Operating Costs	-15%	-	+15%

The robust project economics insulate Piedmont’s proposed integrated lithium chemical business from variation in market pricing, capital expense, or operating expenses.  At a lithium hydroxide price of US$9,800/t combined with spodumene concentrate prices of US$480/t the project displays a positive NPV of US$297 million and IRR of 24%.  Table 17 shows the summary of pricing sensitivity analyses.

Table 17: Product Pricing Sensitivity Analysis
Sensitivity (%)	LiOH Price Sensitivity			Concentrate Price Sensitivity			Combined Price Sensitivity
	LiOH Price ($US/t)	NPV (US$ mm)	IRR (%)	Con Price (US$ mm)	NPV (US$ mm)	IRR (%)	NPV (US$ mm)	IRR (%)
-30%	$9,800	$391.9	36	$480	$684.3	38	$296.6	24
-15%	$11,900	$584.8	46	$582	$730.4	46	$538.0	38
-10%	$12,600	$648.8	50	$617	$746.1	49	$618.1	44
Base (0%)	$14,000	$776.9	56	$685	$776.9	56	$776.9	56
10%	$15,400	$904.6	62	$754	$807.6	64	$935.1	71
15%	$16,100	$968.3	65	$788	$822.3	76	$1,013	79
20%	$16,800	$1,032	67	$1,024	$924.0	142	$1,179	164

Table 18 summarises the sensitivities associated with variations in capital and operating costs.

Table 18: Capital and Operating Costs Sensitivity Analysis
Sensitivity (%)	Capital Cost Sensitivity		Operating Cost Sensitivity
	NPV (US$ mm)	IRR (%)	NPV (US$ mm)	IRR (%)
-30%	N/A	N/A	N/A	N/A
-15%	N/A	N/A	$850.6	64
-10%	$820.7	67	$826.1	61
Base (0%)	$776.9	56	$776.9	56
10%	$733.0	48	$727.5	51
15%	$711.1	45	$702.8	49
20%	$645.3	37	$678.1	47

Next Steps

Based on the results of the Scoping Study, the Company plans to proceed to a Pre-Feasibility Study of the vertically-integrated Chemical Plant project.

Additionally, the Company has identified short-term study opportunities to improve project economics, which include:

•
A previously announced By-product Study to examine the potential for the Project to produce saleable quartz, feldspar, and mica.  CSA have been retained to model by‑product Mineral Resource Estimates and MRL have undertaken metallurgical testwork for by‑product recovery.  The By‑product Study will be included in a Scoping Study Update in 2H 2018.

•	Commencement of a Phase 4 drilling campaign on the Core Property to potentially convert the previously announced current Exploration Target to an updated Mineral Resource Estimate.

•
MRL completed Heavy Liquids Separation (HLS) testwork to evaluate the potential of a Dense Medium Separation (DMS) circuit in June.  Piedmont, together with Primero Group, will complete a trade-off study evaluating potential process opportunities through the addition of DMS circuitry in the concentrator.

Conclusions

Piedmont is pleased to present a Scoping Study that clearly demonstrates the advantages of locating a vertically-integrated lithium business in North Carolina, USA.  The Study supports the Company’s first-mover position to restart hard rock lithium mining operations in the historic Carolina Tin-Spodumene Belt where the access to infrastructure, labour, low costs, and favourable tax and royalty regimes contribute to robust Project economics.

The Project has the potential to offer the market diversification from current lithium supply sources.  The Project meets an important strategic need for domestic US lithium production and will confer substantial economic benefits to the local region.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of United States securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian mining terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statements

The information in this report that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Exploration Targets and Mineral Resources is based on, and fairly represents, information compiled or reviewed by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr. McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr. McGarry has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. McGarry consents to the inclusion in this report of the results of the matters based on his information in the form and context in which it appears.

The information in this announcement that relates to Metallurgical Testwork Results is based on, and fairly represents, information compiled or reviewed by Dr. Hamid Akbari, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Dr. Akbari is a consultant to the Company. Dr. Akbari has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Dr. Akbari consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is based on, and fairly represents, information compiled or reviewed by Mr. Kiedock Kim, a Competent Person who is a Registered Member of ‘Professional Engineers Ontario’, a ‘Recognized Professional Organization’ (RPO). Mr. Kim is full-time employee of Primero Group. Mr. Kim has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. Kim consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this announcement that relates to Mining Engineering and Mining Schedule is based on information completed by Mr Daniel Grosso and reviewed by Mr Karl van Olden, both employees of CSA Global Pty Ltd. Mr van Olden takes overall responsibility for the Report as Competent Person. Mr van Olden is a Fellow of The Australasian Institute of Mining and Metallurgy and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity he is undertaking, to qualify as Competent Person in terms of the JORC Code (2012 Edition). The Competent Person, Karl van Olden has reviewed this document and consents to the publication of this information in the form and context within which it appears.

SUMMARY OF MODIFYING FACTORS AND MATERIAL ASSUMPTIONS

The Modifying Factors included in the JORC Code (2012) have been assessed as part of the Scoping Study, including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and government factors. The Company has received advice from appropriate experts when assessing each Modifying Factor.

A summary assessment of each relevant Modifying Factor is provided below.

Mining
Refer to section entitled ‘Mining and Production Target’ in the Announcement.

The Company engaged independent engineers CSA Global to carry out pit optimisations, mine design, scheduling, and waste disposal.  Whittle modelling and pit sequencing were compiled by Mr. Daniel Grosso, a Senior Engineer with CSA Global.

The mine design is based on an open pit design assuming the following wall design configuration for oxide and overburden material in this study:

•      Batter face angle of 60 degrees
•      Batter height of 10 vertical metres
•      Berm width of 6 metres
•      Overall slope angle of 45 degrees.

The following wall design configuration was used for fresh material in this study:

•      Batter face angle of 80 degrees
•      Batter height of 12.2 vertical metres
•      Berm width of 6.1 metres
•      Overall slope angle of 52 degrees, which includes a ramp width of 24.8 metres.

Production schedules have been prepared for the Piedmont Lithium Project based on the following parameters:

•      Target a process plant output of 160-190 kt/a of 6% Li2O concentrate
•      Plant throughput of 1.2 Mt/a
•      Six-month plant commissioning in Year 1
•      Mine dilution of 10%
•      Mine recovery of 95%
•      Processing recovery of 85%
•      A mining sequence targeting maximised utilisation of Indicated resources at the front end of the schedule
•      Annual scheduling periods.

It is planned that conventional drill and blast, load and haul open pit mining will be used to extract the mineralised material. ROM feed will be defined by grade control procedures in the pit and delivered by truck to the ROM pad located next to the processing facility.

It is planned that mining will be carried out by an experienced earthmoving contractor.

No alternative mining methods were considered in this study.

Concentrator tailings will be co-disposed with waste rock from mining operations.  The disposal method will not require the construction of a tailings impoundment.

No other tailings disposal methods were considered in this study.

The initial production target is approximately 160,000 tonnes of 6.0% (Li2O) or greater spodumene concentrate which will convert to 22,700 tonnes of lithium hydroxide monohydrate.  This equates to approximately 1.15-1.2 million tonnes of ore processed per year totalling 13.3 million ROM tonnes grading at 1.04% Li2O over 13 years.  The production target was derived from selection of the Whittle shell which provided the best estimate NPV.

Over the LOM, 55% of the material processed is in the Indicated category.  100% of the tonnes processed in years 1-2 of operations are from the Indicated category, and 70% of the material processed in years 3-6 of operations are from the Indicated category.

Processing (including Metallurgical)
Refer to sections entitled ‘Metallurgy’ and ‘Process Design’ in the Announcement.

The Company engaged North Carolina State University’s Minerals Research Lab (MRL) to complete bench level testwork including spodumene flotation optimization, iron removal from spodumene concentrate and Heavy Liquid Separation (HLS) to evaluate the potential for a Dense Medium Separation (DMS) circuit.

In the past, the MRL has provided research and development services for the spodumene mines that operated in the Kings Mountain area until the 1990s when spodumene mineral activities were terminated.  MRL archives contain numerous research reports on recovery of spodumene from the pegmatites in the TSB.

Dr. Hamid Akbari is a researcher with MRL who developed and managed the testwork program for the Piedmont Lithium Project at MRL. Dr. Akbari has more than 17 years’ experience conducting mineral and metallurgical processing research.
The summary results of bench-scale flotation are shown. These results were produced from multiple samples of Piedmont Lithium ore.  Details of the testwork program and results were previously announced on July 17, 2018.

	Stream	Mass Pull (%)	Li2O Performance		Fe2O3 (%)
			Grade (%)	Distribution (%)[2]
	Final Spodumene Concentrate	14.0-19.0	6.0-6.5	71.3-82.4	0.66-0.76
	Internal Streams	13.6-22.9	0.27-0.82	3.5-14.6	-
	Scavenger Flotation Tailings	52.7-59.4	0.02-0.03	0.9-1.2	0.08-0.11
	Final Magnetic Tailings	1.0-1.8	3.4-4.7	3.0-4.8	8.62-13.70
	Fines (-20 micron) Tailings	7.4-10.7	1.05-1.55	7.5-9.0	-
	Analysed Head Feed	-	1.17-1.59	-	0.39-0.52

Based on the results of bench-scale flotation and iron removal testwork, Primero Group developed the process design for the Concentrator.

The flowsheet involves ore sorting pre-concentration, comminution, desliming, attrition scrubbing, conditioning, rougher, scavenger, and three-stage cleaner flotation followed by acid washing, iron removal using WHIMS, and concentrate dewatering.

Overall Li2O recovery of 85% is used in the Scoping Study.  It is acknowledged that laboratory scale testwork will not always represent the actual results achieved from a production plant in terms of grade, recovery, or iron content. Further pilot plant scale testwork will be required to gain additional confidence of specifications and recoveries that will be achieved at full-scale production.

Infrastructure
Refer to section entitled ‘Infrastructure’ in the Announcement.

Piedmont’s proximity to Charlotte, North Carolina effectively means that no regional infrastructure requirements exist outside of the non-process infrastructure associated with the Project located within the Project battery limits.

The Scoping Study was managed by Primero Group.  Primero Group is a leader in lithium processing with capabilities including technical study, detailed engineering, procurement, construction management, and contract operations.  All infrastructure including on site non-process infrastructure related capital and operating costs were estimated by Primero Group.

Marketing
Refer to section entitled ‘Marketing’ in the Announcement

Piedmont has used a basket of price forecasts from independent industry analysts, investment banks, and industry advisors as well as a current market review of suppliers, consumers, global consumption, and recently announced studies.

The LOM average price assumption for 6.0% Li2O concentrate used in this Scoping Study is US$685 per tonne based on a gradually decreasing price over time.

Piedmont has estimated a price of US$14,000 per tonne price for lithium hydroxide based on several industry analyst forecasts including Roskill and Global Lithium.

Piedmont will continue to focus on developing market relationships and discussions with potential off-take partners.

Economic
Refer to sections entitled ‘Economics’ in the Announcement.

Capital Estimates have been prepared by Primero Group, a global expert in lithium processing, using a combination of cost estimates from suppliers, historical data, reference to recent comparable projects, and benchmarked construction costs for North Carolina, USA relative to other global lithium producing jurisdictions.  Costs are presented in real 2018 terms and are exclusive of escalation.  The overall accuracy is deemed to be ± 35%.

Capital costs include the cost of all services, direct costs, contractor indirects, EPCM expenses, non-process infrastructure, sustaining capital and other facilities used for the operation of the Mine/Concentrator and Chemical Plant.

Capital costs make provision for mitigation expenses and mine closure and environmental costs.

Capital costs do not make provision for the following:

•      Mining fleet is excluded from the capital cost estimate as the unit rates applied in the operating cost estimate assume a contract mining operation
•      Social responsibility costs, although these would not be expected given the Project location

Working capital requirements prior to plant commissioning and full ramp up have been excluded from the capital estimate.

All cost information has been estimated to a scoping study level of accuracy (±35%). Costs are presented in real 2018 terms and are exclusive of escalation.

Mining costs have been estimated by CSA Global, a global leader in mining and geology consulting engineering.  Mining costs have been developed from similar projects and adjusted for specific benchmarked costs attributable to North Carolina, United States.

Processing and general & administrative costs have been estimated by Primero Group, a global leader in lithium processing.  Processing costs are based on a combination of first principles build-up, direct supplier quotes, and experience on similar project with unit rates benchmarked to costs attributable to North Carolina, United States.

Labour costs have been developed based on a first-principles build up of staffing requirements with labour rates from bench marks for the Charlotte, North Carolina region.

There are no government royalties associated with the project.

A royalty of US$1.00 per ROM tonne delivered to the concentrator is applied to the project economics, but are not included in the headline figure of $287/t concentrate cash costs.

Rehabilitation and mine closure costs are included within the reported cash operating cost figures.

The reported cash operating costs do not make provision for the following:

•      Corporate head office costs
•      Social responsibility costs, although these are not expected in this jurisdiction

A detailed financial model and discounted cash flow (DCF) analysis has been prepared in order to demonstrate the economic viability of the Project. The financial model and DCF were modelled with conservative inputs to provide management with a baseline valuation of the Project.

The DCF analysis demonstrated compelling economics of the prospective integrated Project, with an NPV (ungeared, after-tax, at an 8% discount rate) of US$777 million, assuming a LOM lithium hydroxide price of US$14,000/t and a LOM spodumene concentrate price of US$685/t, and an (ungeared) IRR of 56%.

The DCF analysis also highlighted the low operating costs, low royalties, and low corporate tax rates which potentially allow Piedmont to achieve high after-tax margins approaching US$8,900 per tonne, or approximately 64%.  The Project generates an estimated US$8,650 per tonne of free cash flow during life-of-mine operations after construction of the chemical plant.

Sensitivity analysis was performed on all key assumptions used. The robust project economics insulate Piedmont’s proposed integrated lithium chemical business from variation in market pricing, capital expense, or operating expenses.  At a lithium hydroxide price of US$9,800/t (being 30% lower than the Study price of US$14,000) combined with spodumene concentrate prices of US$480/t (being 30% lower than the Study price of US$685) the Project still displays a positive NPV of US$297 million and IRR of 24%.

Payback periods for the Mine/Concentrator and Chemical Plant are 1.9 years and 2.6 years, respectively. The payback periods are based on free-cash flow, after taxes.

Piedmont estimates the stage 1 capital cost to construct the mine and concentrator to be US$110 million (which includes a 20% contingency on all costs). Piedmont estimates the stage 2 capital cost to construct the chemical plant to be US$344 million (which includes a 30% contingency on all costs). In respect of the stage 2 capital, approximately US$165 million is expected to be funded from free cash flows from sales of spodumene concentrate in early years. This leaves approximately US$179 million in capital required for stage 2 capital cost to construct the chemical plant.

An assessment of various funding alternatives available to Piedmont has been made based on precedent transactions that have occurred in the mining industry, including an assessment of alternatives available to companies that operate in industrial and specialty minerals sector. Importantly, Piedmont expects its mine and concentrator to be operating and producing free cash flows when it comes to funding its stage 2 capital for construction of the chemical plant.

The Company engaged the services of Foster Stockbroking, a boutique investment bank and stockbroking firm, which specialises in the natural resources and technology sectors. Foster Stockbroking offers specialist corporate advice and capital markets services to a range of corporate clients and we have managed in excess of $700m in capital raisings during the last 3 years. Following the assessment of a number of key criteria, Foster Stockbroking has confirmed in writing that, provided a Definitive Feasibility Study arrives at a result not materially worse than the Scoping Study, the Company should be able to raise sufficient funding to develop the Project, subject to global capital market conditions at the time not being materially worse than they are currently.

Since acquisition of the Piedmont Lithium Project in September 2016, the Company has completed extensive drilling, sampling and geophysical surveys to understand the geological setting and define spodumene resources within the Piedmont Project area. Over this period, with these key milestones being reached and the Project de-risked, the Company’s market capitalisation has increased from approximately A$20 million to over A$100 million. As the Project continues to achieve key develop milestones, which can also be significant de-risking events, the Company’s share price is likely to increase.

The Company is debt free and is in a strong financial position, with approximately A$10 million cash on hand at 30 June 2018. The current strong financial position means the Company is soundly funded to continue the drilling, metallurgical testwork, and studies to further develop the project.

Piedmont has a high-quality Board and management team comprising highly respected resource executives with extensive finance, commercial and capital markets experience. The Directors have previously raised more than A$1 billion from debt and equity capital markets for a number of exploration and development companies.

Piedmont’s shares are listed on the Australian Securities Exchange (“ASX”) and its American Depositary Receipts (“ADR’s”) are listed on the Nasdaq Capital Market (“Nasdaq”). Nasdaq is one of the world’s premier venues for growth companies and provides increased access to capital from institutional and retail investors in the United States.

As a result, the Board has a high level of confidence that the Project will be able to secure funding in due course, having particular regard to:

•     Required capital expenditure;
•     Piedmont’s market capitalisation;
•     Recent funding activities by Directors in respect of other resource projects;
•     Recently completed funding arrangements for similar or larger scale development projects;
•     The range of potential funding options available;
•     The favourable key metrics generated by the Project; and
•      Investor interest to date.

Environmental
Refer to the section entitled ‘Environmental and Social Impact Assessment in the Announcement.

In December 2017, Piedmont Lithium retained HDR Engineering, Inc. to provide a Critical Issues Analysis of the Piedmont Lithium Project.  HDR Engineering preliminarily concluded that at the Project’s current stage of development “potentially identified environmental conditions have not been identified in association with the Study Area”.

Piedmont advises that in addition to a Mining Permit issued by the North Carolina Department of Environmental Quality (DEQ) that a US Army Corps of Engineers 404 Permit for streams and wetlands impacts will be required. HDR Engineering has completed a wetlands inventory of the Project and submitted a jurisdictional determination request to the US ACE in May 2018.

Piedmont has additionally completed preliminary field surveys for cultural and historic artefacts, field surveys for threatened and endangered species and habitats, and commenced groundwater monitoring programs.

Additional environmental and permitting activities will be required prior to issuance of state and federal permits.

Additional land acquisitions for process infrastructure, waste disposal, and other facilities or buffer areas are required before the Company can submit permit applications for the Project.

Social, Legal and Governmental
The Company has taken legal advice in relation to relevant Modifying Factors.

The Project is located entirely within private lands.  Piedmont engaged Johnston, Allison & Hord P.A. (“JAH”) to provide legal advice regarding the nature, scope and status of the Company’s land tenure and mineral tenement rights for the Project in considering the results of the Scoping Study.

The 530 acres which contain the Project’s Mineral Resource are currently owned by sixteen (16) individual landowners.  Piedmont has executed option agreements with each landowner granting the exclusive right to explore and evaluate the mineral products located on the land and to purchase or lease the land in Piedmont’s sole discretion.  For each option agreement:

•     The Company has made all required payments under each option agreement

•     Each private landowner has recorded a Memorandum of Option and each Memorandum is recorded in the Gaston County Register of Deeds.  These Memoranda were recorded in September and October 2016.

•     Title searches on all properties were completed as of the date of recording of each Memorandum of Option.

•     All title searches have confirmed that landowners hold fee simple ownership of all land and mineral rights related to the land with certain real estate taxes, and utility accesses or easements which do not materially impact Piedmont’s option rights or ability to extract minerals from the land.

Additional property which does not contain the Mineral Resource, but which will be required to construct infrastructure, waste piles, or serve as Project buffer area are not currently owned or optioned by the Company.

The Company is not aware of any reason why this additional land cannot be acquired through lease or option by the Company.

A rezoning of the Project’s Mine/Concentrator property from agricultural use to industrial use will be required prior to a construction decision.  Additionally, a Conditional Use Permit (CUP) issued by Gaston County will be required.  The Company has held initial meetings with the Gaston County planning office and the Economic Development Commission of Gaston County.  The Company is not aware of any reason why rezoning and a CUP would not be granted.

The Company controls 60.6 acres of property in Cleveland County for the proposed Chemical Plant.

Material Assumptions

Project Start Date	2020
Cost and Pricing Basis	2018 Dollars
Currency	US Dollars
Cost Escalation	0%
Revenue Escalation	0%
Study Accuracy	±35%
Capex Contingency (Mine/Concentrator)	±20%
Capex Contingency (Chemical Plant)	±30%
Mining
Mineral Resource	16.2Mt
Portion of Production Target – Indicated	55%
Portion of Production Target - Inferred	45%
Annual Production (steady state)	1.2Mtpy
Grade (Undiluted) LOM	1.12% Li2O
Grade (Diluted) LOM	1.04% Li2O
Life of mine	13 Years
Dilution	10%
Mining Recovery	95%
Mining Cost Base ($/t)	US$1.85/t
Total Ore Mined (Diluted)	13,330,000 tonnes
Total Waste Rock	109,950,000 tonnes
LOM average strip ratio	8.2:1 waste:ore
Concentration
Production per Year	150,000 – 170,000 tonnes
Average Quality	6.0% Li2O
Process Recovery	85%
Total Concentrate Production	1,950,000 tonnes
Concentrate Sold to 3rd Party	639,000 tonnes
Chemical Conversion
Conversion Rate	93%
Annual Production Lithium Hydroxide	22,700 tonnes
Conversion Rate (concentrate:LiOH t:t)	6.39:1
Total LiOH Produced	206,000 tonnes
Pricing
Spodumene Concentrate Avg. Price	US$685/t
Lithium Hydroxide Avg. Price	US$14,000/t
Other
Direct development capital – Mine/Concentrator	US$61.0 million
Direct development capital – Chemical Plant	US$252.6 million
Owner’s costs – Chemical Plant + Mine/Concentrator	US$23.1 million
Land acquisition costs	US$18.9 million
Sustaining and deferred capital	US$57.8 million
Contingency	US$98.2 million
Royalties	$1.00/t average per ROM ton ore
Corporate tax rate	21% Federal – 2.5% State (23.03% Aggregate)
Discount rate	8%